

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

20,197,674 shares issued and outstanding

Ref.: File no. 82-4025

June 30, 2010

Globex's Nova Scotia Properties to be Explored

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that NS Gold Corporation (formerly Kermode Capital Ltd.) was listed today on the Toronto Venture Exchange (TSXV) under the symbol NSX. NS Gold Corporation is the company which recently optioned Globex's Mooseland gold deposit in Nova Scotia along with a number of other Nova Scotia gold projects.

NS Gold Corporation recently (June 23, 2010) announced completion of a $4.1 million equity raise, the funds of which will be spent acquiring, exploring and developing Globex's properties in Nova Scotia. A first option payment of $250,000 has been received.

Globex is pleased that the Nova Scotia projects will now be advanced and looks forward to the exploration and development of efforts of NS Gold Corporation.

In other Nova Scotia news, Globex has commenced a drill program on its 100% owned MacKinnon gold property in Lunenburg County. Surface sampling returned significant gold assays. A series of drill holes will test related geophysical anomalies to a shallow depth.





This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements



GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

20,197,674 shares issued and outstanding

Ref.: File no. 82-4025

June 29, 2010

Globex Options Bell Mountain Gold Project in Nevada to Laurion

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) and its wholly owned subsidiary Globex Nevada, Inc. have entered into an option agreement with Laurion Mineral Explorations Inc. (LME-TSXV) and their wholly own subsidiary Laurion Mineral Exploration USA LLC ("Laurion") whereby Laurion may earn 100% interest in Globex's Bell Mountain Gold Project in Churchill County, Nevada.

Under the agreement, at signing, Laurion will pay an initial $10,000 and deliver 1,700,000 Laurion shares. Laurion has the option, over the first 24 months of the agreement, to pay $30,000 and issue 2,000,000 shares and, over 5 years, perform $3,000,000 in exploration and/or development. In addition, Globex maintains a sliding-scale Gross Metal Royalty ("GMR") on all mineral production (gold, silver, etc.) benchmarked against the price of gold (1% GMR at a gold price under US$500/troy oz, 2% GMR at a gold price between US$500 and US$1200/troy oz and 3% GMR at a gold price over US$1200/troy oz).

The agreement includes a 7.5 km area of interest from the outside boundary of the original Globex block of 26 claims. Laurion has already expanded the project area from the original claim block to a total of 145 claims.

The Bell Mountain property contains a historical, non NI 43-101 gold resource. Laurion states that "A study of abundant drilling data and underground workings from the Property suggests that the resource calculated by N.A. Degerstrom Inc. in 1991, is open to significant expansion and could be increased considerably, both laterally and at greater depth". In addition, Laurion have announced that they "plan to begin a drilling program to develop the resource both laterally and deeper".

For additional details, please consult Laurion's press release of today's date.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements